Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288919

PENNANTPARK ENHANCED INCOME FUND

(the “Fund”)

Supplement dated October 19, 2026 to the Prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”) dated December 16, 2025

Capitalized terms and certain other terms used in this Supplement, unless otherwise defined in this Supplement, have the meanings assigned to them in the Prospectus.

Effective immediately, the phone number for the Fund’s Transfer Agent included under the sections of the SAI titled “PLAN OF DISTRIBUTION—Purchasing Shares—Additional Information” (page 89), “—By Wire—Initial Investment” (page 92) and “—Automatic Investment Plan—Subsequent Investments” (page 92) is replaced in its entirety with the following:

(833) 635-6839

Effective immediately, the following replaces the last sentence under the first paragraph of the section of the Prospectus entitled “PROSPECTUS SUMMARY—Plan of Distribution” (page 7) and other substantially similar disclosure elsewhere in the Prospectus and SAI:

The required minimum initial investment for Class A and Class C shares of the Fund is $2,500. The required minimum initial investment for Class I shares of the Fund is $50,000. The minimum additional investment for Class A, Class C and Class I shares of the Fund in the Fund is $100. The Fund may, in the Adviser’s sole discretion, accept investments below these minimums.

Effective immediately, the following replaces the last sentence of the tenth paragraph under the section of the Prospectus entitled “PROSPECTUS SUMMARY—Investment Objective and Policies” (page 1):

To enhance our returns, we may borrow funds from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets for securities representing indebtedness and up to one-half of our assets for preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. In addition to borrowing funds directly, we expect to enter into repurchase agreement borrowing transactions as a means of obtaining leverage. In determining whether to borrow funds, we will analyze the maturity, covenant package and rate structure of the proposed financing as well as the risks of such financings compared to our investment outlook. The use of borrowed funds, the proceeds of repurchase agreement borrowings or other similar financing transactions, or the proceeds of issuing preferred shares to make investments would have its own specific set of benefits and risks, and all of the costs of such leverage would be borne by holders of our shares. See “Risk Factors” for a discussion of the risks inherent to employing leverage.

Effective immediately, the following replaces the eleventh paragraph under the section of the Prospectus entitled “PRINCIPAL INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES—Investment Objective” (page 20):

To enhance our returns, we may borrow funds from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets for securities representing indebtedness and up to one-half of our assets for preferred stock) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. In addition to borrowing funds directly, we expect to enter into repurchase agreement borrowing transactions as a means of obtaining leverage. In determining whether to borrow funds, we will analyze the maturity, covenant package and rate structure of the proposed financing as well as the risks of such financings compared to our investment outlook. The use of borrowed funds, the proceeds of repurchase agreement borrowings or other similar financing transactions, or the proceeds of issuing preferred shares to make investments would have its own specific set of benefits and risks, and all of the costs of such leverage would be borne by holders of our shares. See “Risk Factors” for a discussion of the risks inherent to employing leverage.

Effective immediately, the following replaces the second paragraph of the section of the Prospectus entitled “RISK FACTORS— Risks Related to Our Business and Structure (page 32)—Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.”:

Because we may borrow funds, enter into repurchase agreement borrowing transactions or other similar financing transactions, and may issue preferred shares to finance investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds, finance investments through repurchase agreement borrowings or other similar financing transactions, or pay distributions on preferred shares and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred shares, which could reduce our net investment income.

Effective immediately, the following disclosure is added following the fifth paragraph of the section of the Prospectus entitled “RISK FACTORS—Risks Related to Debt Financing (page 52)—We may incur indebtedness to make investments, which magnifies the potential for gain or loss on amounts invested in our shares and may increase the risk of investing in our shares.”:

We may enter into repurchase agreement borrowing transactions, which would be a source of leverage for the Fund. Such arrangements involve heightened risks, including the risk that the counterparty may default on its obligations.

Effective immediately, the following disclosure is added immediately following the section of the Prospectus entitled “RISK FACTORS—Risks Related to Our Investments (page 51)—Mezzanine debt, including senior unsecured and subordinated loans, is not secured by any collateral and is effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness).”:

Repurchase agreement borrowings have the same economic effect as borrowing money and therefore gives risk to leverage and other risks, including counterparty risks.

The Fund may enter into repurchase agreement borrowing transactions with respect to its portfolio investments subject to the investment restrictions set forth herein. Repurchase agreement borrowing transactions involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. The Fund expects to use repurchase agreement borrowings as a primary means of obtaining leverage for investment purposes, as the Fund, acting as seller, would receive cash from a counterparty at the outset of such a transaction and generally reinvests those proceeds in additional portfolio investments in accordance with its investment objective and policies, while remaining obligated to repurchase the same securities from the counterparty at an agreed-upon price (which reflects a financing or “repo” rate) on an agreed-upon date. Although structured as a sale and repurchase transaction, a repurchase agreement borrowing transaction functions as a financing transaction in which the Fund effectively pledges the subject securities as collateral to secure a short-term loan, with the counterparty advancing cash in an amount equal to a percentage of the market value of the pledged securities. A reverse repurchase agreement has the same economic effect as borrowing money and therefore gives rise to leverage risk.

Repurchase agreement borrowing transactions also involve the risk that the buyer of the securities sold might be unable to deliver them when the selling investor seeks to repurchase. If a counterparty fails to perform, the Fund could lose money to the extent that the proceeds it received from the transaction, together with any collateral held by the Fund (including the value of any investments made with cash proceeds), are less than the value of the securities the Fund is obligated to repurchase, or to the extent the Fund is delayed or limited in recovering the securities or the collateral. The Fund will seek to enter into repurchase agreement borrowing transactions only with counterparties that the Adviser believes present acceptable credit risk, and the Adviser will monitor the Fund’s exposure to each counterparty, but there can be no assurance that these measures will be sufficient to protect the Fund against loss. In the event that the buyer of securities under such an arrangement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the seller’s (e.g., the Fund) obligation to repurchase the securities, and the seller’s use of the proceeds of the repurchase agreement borrowing transaction may effectively be restricted pending such decision. Also, the seller would bear the risk of loss to the extent that the proceeds of the repurchase agreement borrowing transaction are less than the value of the securities subject to such agreement.

In October 2020, the SEC adopted Rule 18f-4 related to the use of derivatives, short sales, reverse repurchase agreements, and certain other transactions by registered investment companies (the “derivatives rule”). Under the derivatives rule, when a fund trades reverse repurchase agreements or similar financing transactions, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., bank borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions.

Effective immediately, the disclosure under the section of the SAI titled “INVESTMENT OBJECTIVE AND POLICIES—Non-Principal Investment Strategies—Repurchase Agreements” (page 8) is replaced in its entirety with the following:

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. Unlike the reverse repurchase agreements described above, under which the Fund acts as seller/borrower to obtain leverage, in a repurchase agreement the Fund acts as buyer/lender, typically for cash management purposes, and the transaction does not create leverage for the Fund. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Effective immediately, the following disclosure is added following the last paragraph under the section of the Prospectus titled “MANAGEMENT OF THE FUND—Portfolio Management—Portfolio Managers” (page 59):

Colin McGinnis joined PennantPark in May 2025 and is a Partner. He is involved in originating, underwriting, executing, and monitoring investments for the Firm. In addition, Colin is a Portfolio Manager for the Firm’s third-party CLO investments and helps lead various strategic initiatives within PennantPark’s Securitized Products Group. Before joining PennantPark, Colin was a Managing Director at Prospect Capital from 2012 to 2025. Before that, he was an Associate at Credit Suisse from 2011 to 2012 and an Associate at Barclays Capital from 2005 to 2009. Colin holds a BS, magna cum laude and an MBA with honors from the Wharton School of the University of Pennsylvania. He also holds the CFA designation.

Effective immediately, the following disclosure replaces the section of the SAI titled “PORTFOLIO MANAGEMENT” (page 23):

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of the Adviser.

Arthur “Art” H. Penn, Terence Clerkin, Boaz Magid, and Colin McGinnis are portfolio managers of the Fund. For more information regarding the business experience of Messrs. Penn, Clerkin, Magid, and McGinnis, see “Management of the Fund — Portfolio Management” in the Prospectus. In addition, PennantPark may retain additional investment personnel in the future based upon its needs.

Other Accounts Managed

In addition to managing the Fund’s investments, as of June 30, 2026, the Fund’s portfolio managers also managed investments on behalf of the following entities:

Name	Entity	Description	Total Assets (in millions)
PennantPark Floating Rate Capital Ltd.	Business Development Company	Primarily in loans bearing variable rates of interest and other investments made to U.S. middle-market private companies whose debt is rated below investment grade.	$2,635
PennantPark Private Income Fund	Business Development Company	Primarily in loans bearing variable rates of interest and other investments made to U.S. middle-market private companies whose debt is rated below investment grade.	$244
PennantPark Investment Corporation	Business Development Company	Primarily in U.S. middle market companies in the form of first lien secured loans, second lien secured debt, subordinated debt and equity investments	$994
PennantPark Senior Loan Fund, LLC	Joint Venture	Primarily invests in middle-market and other corporate debt consistent with PennantPark Investment Corporation’s strategy.	$1,336
PennantPark Senior Secured Loan Fund I LLC	Joint Venture	Primarily floating rate loans, with an emphasis on senior secured loans, in middle-market leveraged companies.	$1,198
PennantPark Senior Secured Loan Fund II LLC	Joint Venture	Primarily floating rate loans, with an emphasis on senior secured loans, in middle-market leveraged companies.	$357
Other Managed Funds or Accounts(1)	Direct Lending Funds	Other credit opportunities.	$2,578

The following table identifies, based on gross assets as of June 30, 2026, (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the portfolio managers; and (ii) the total assets of such companies, vehicles and accounts.

Type of Account	Number of Accounts	Total Assets (in millions)
Registered Investment Companies	0	$0
Other Pooled Investment Vehicles	14	$2,481

Other Accounts	5	$98

Because the professionals of the Investment Adviser may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does or of investment funds managed by affiliates of the Fund that currently exist or may be formed in the future, such professionals and the Investment Adviser are subject to inherent conflicts of interest, including those described in the section of the Prospectus titled "Conflicts of Interest".

Portfolio Manager Compensation

Portfolio managers are compensated with an annual salary and a discretionary year-end annual bonus, the amount of which is based on a multitude of quantitative and qualitative factors and are benchmarked against peers and local markets. Depending on seniority within the firm, portfolio managers also may be eligible to receive performance fees from funds that they manage. Performance fees can make up a significant portion of a portfolio manager’s overall compensation, and primarily are based on the investment performance of the funds managed by the portfolio manager. This compensation structure aligns a portfolio manager’s and investors’ long-term interests and helps the Adviser retain talented investment personnel.

Ownership of Securities

The table below shows the dollar range of the Fund’s shares beneficially owned by each portfolio manager as of September 30, 2026:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)(2)(3)
Arthur H. Penn(4)	Over $1,000,000
Terence Clerkin	None
Boaz Magid	None
Colin McGinnis	None
____________
(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.
(2)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.
(3)	The dollar range of equity beneficially owned is based on the Fund’s NAV per share of $25.00 as of the date hereof.
(4)	Mr. Penn could be deemed to be a beneficial owner of the Shares of the Fund on account of his being deemed to control the Adviser, PennantPark and certain of their affiliates.

This Supplement should be retained for future reference.